Exhibit 3.1

ARTICLES OF AMENDMENT

TO

ARTICLES OF ORGANIZATION

OF

SUPERIOR GROUP OF COMPANIES, LLC

ARTICLE I - Name

The name of the limited liability company is Superior Group of Companies, LLC.

ARTICLE II – Filing

The date of filing of the Articles of Organization of the limited liability company was January 11, 2018.

ARTICLE III – Amendment

The following amendment to the Articles of Organization of the limited liability company was adopted by the limited liability company:

Article I of the Articles of Organization is deleted in its entirety and replaced with:

“ARTICLE I. NAME

The name of the limited liability company is Superior Uniform Group, LLC.”

EXECUTED: May 3, 2018

By: /s/ Andrew D. Demott, Jr.
Name: Andrew D. Demott, Jr. Title: Authorized Representative of Member

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

SUPERIOR UNIFORM GROUP, INC.

Superior Uniform Group, Inc., a corporation organized and existing under the General Corporation Law of the State of Florida (the "Corporation"), does hereby certify:

I.     The Corporation, pursuant to the provisions of Section 607.1007 of the Florida Business Corporation Act (the "Act"), hereby adopts these Amended and Restated Articles of Incorporation (the "Restated Articles"), which accurately restate and integrate the original Articles of Incorporation of the Corporation filed on May 27, 1997 and all amendments thereto.

II.     The Restated Articles do not contain amendments requiring shareholder approval, pursuant to Section 607.1005 of the Act, as the Corporation has yet to issue any of its shares. The Restated Articles, and all amendments contained herein, were duly and unanimously approved and adopted by the directors of the Corporation on February 6, 1998, pursuant to Section 607.1005 of the Act.

III.     The original Articles of Incorporation and all amendments and supplements thereto are hereby superseded by the Restated Articles, which are as follows:

1.     Name. The name of the corporation is Superior Uniform Group, Inc. (the "Corporation").

2.     Corporate Address and Registered Office and Agent. The principal office of the Corporation is located at 10099 Seminole Boulevard, Seminole, Florida, 33772-2539. The address of the Corporation's registered office in the State of Florida is 10099 Seminole Boulevard, Seminole, Florida, 33772-2539. The name of its registered agent at such address is Michael Benstock.

3.     Purpose. The nature of the business and the purpose for which the Corporation is formed are to engage in any lawful act or activity for which a corporation may be organized under the Act.

4.     Authorized Shares. The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is fifty million, three hundred thousand (50,300,000) shares, consisting of (i) fifty million (50,000,000) shares of common stock, $.001 value per share (the "Common Stock"), and (ii) three hundred thousand (300,000) shares of preferred stock, $.001 value per share (the "Preferred Stock"). The designation, powers, preferences and relative participating, optional or other special rights and the qualifications, limitations and restrictions thereof in respect of each class of capital stock of the Corporation are as follows:

A.     Preferred Stock. Subject to the limitation that, if the stated dividends and amounts payable on liquidation are not paid in full, all the preferred shares shall participate ratably in the payment of dividends including accumulations, if any, in accordance with the sum which would be payable on such shares if all dividends were declared and paid in full, and in any distribution of assets, other than by way of dividends, in accordance with the sums, which would be payable on distribution if all sums payable were discharged in full, the designations, relative rights, preferences and limitations of each series of the preferred shares shall be fixed from time to time by the Board of Directors of the Corporation. Without limiting the generality of the foregoing, the Board of Directors shall have the power (a) to fix the number of shares to be included in any series, (b) to fix the distinctive designation of any particular series, (c) to fix the dividend rate payable per annum in respect of any series and whether such dividend shall be cumulative or noncumulative, (d) to fix the amounts per share which any series shall be entitled to receive in case of the redemption thereof in case of the voluntary liquidation, distribution or sale of assets, dissolution or winding-up of the Corporation, (e) to fix the right, if any, of the holders of any series of preferred shares to convert the same into any other class of shares and the terms and conditions of such conversion, (f) to fix the terms of the sinking fund or purchase account, if any, to be provided for any series, and (g) to fix the voting rights, if any.

B.     Common Stock. Each common share shall be entitled to one vote per share. The common stock shall be subject to such prior and superior rights of the holders of the preferred shares of each series as the Board of Directors may fix as hereinbefore provided.

5.     Name and Mailing Address of Incorporator. The name and mailing address of the incorporator is James C. Rowe, 100 2nd Avenue South, Suite 400N, St. Petersburg, Florida 33701.

6.     Miscellaneous.

A.     Shareholders’ Meetings. Unless otherwise prescribed by law, special meetings of the shareholders, for any purpose or purposes, may be called by the Chairman of the Board of Directors, by the President, or by the Board of Directors, and shall be called by the President or the Secretary at the request in writing of a majority of the Directors.

B.     Bylaws. Provided they are not inconsistent with the law or this Certificate of Incorporation, the Bylaws of the Corporation may contain provisions relating to the business of the Corporation, transfer of its shares, declaration and payment of dividends, nomination of directors, meetings of shareholders and directors and any other matters relating to the business and affairs of the Corporation. The Board of Directors from time to time, may adopt, amend, repeal or supplement the Bylaws; provided, nevertheless, that the shareholders may, at a meeting, amend or repeal any Bylaw so adopted by the affirmative vote of a majority of the shares issued and outstanding and entitled to vote thereon; and provided further that the Board of Directors shall take no action in conflict with any Bylaw so adopted by the shareholders.

C.     Preemptive Rights.      No holder of shares of the Corporation of any class, now or hereafter authorized, shall have any preferential or preemptive right to subscribe for, purchase or receive any shares of the Corporation of any class, now or hereafter authorized, or any options or warrants for such shares, or any rights to subscribe to or purchase such shares, or any securities convertible into or exchangeable for such shares, which may at any time be issued, sold, or offered for sale by the Corporation.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand and seal as of this 17th day of April, 1998.

SUPERIOR UNIFORM GROUP, INC.

/s/ Gerald M. Benstock Gerald M. Benstock, Chairman of the Board and Chief Executive Officer